Filed pursuant to Rule 424(b)(3)
Registration No. 333-276912

PROSPECTUS SUPPLEMENT NO. 2

(to Prospectus dated February 22, 2024)

Up to 141,019,099 Shares of Common Stock

This prospectus supplement updates, amends and supplements the prospectus dated February 22, 2024, relating to our Registration Statement on Form S-1 (Registration No. 333-276912) (as supplemented or amended from time to time, the “Prospectus”). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 8, 2024, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference. The Prospectus, together with this prospectus supplement, relates to the resale of up to 35,792,347 shares of our common stock, par value $0.001 per share (the “common stock”), and 105,226,752 shares of our common stock underlying certain warrants (collectively, the “Shares”), by the selling stockholders identified in the Prospectus under “Selling Stockholders”.

Our common stock is quoted on the OTCQB of OTC Markets Group, Inc. under the symbol “CYDY.” On April 5, 2024, the closing price of our common stock was $0.17 per share.

Investing in our securities involves risk. You should carefully consider the risks that we have described under the section captioned “Risk Factors” in the Prospectus on page 8 and in Part II, Item 1A of the Company’s subsequently filed 10-Q(s) before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 8, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 3, 2024

CytoDyn Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-49908	83-1887078
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Main Street, Suite 660

Vancouver, Washington 98660

(Address of principal executive offices, including zip code)

(360) 980-8524

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02 Termination of Material Definitive Agreement.

On April 3, 2024, CytoDyn Inc. (the “Company”) and Samsung BioLogics Co., Ltd. (“Samsung”) executed an agreement (the “Letter Agreement”), wherein the parties reached agreement for an orderly process for winding down services and a restructuring of the amount payable by the Company to Samsung (the “Total Balance”). The Letter Agreement resolves the Company’s obligations under the Master Services Agreement and related ancillary agreements first entered into between Samsung and the Company in or around April 2019 (collectively, the “Agreement”).

The Total Balance due as restructured under the Letter Agreement is $43,821,231.32. Except for a single $250,000 payment due on or before December 31, 2024, the entirety of the Total Balance is contingent, and will only be due and payable, upon the Company achieving a qualifying “Revenue” event, as defined in the Letter Agreement. Under the Letter Agreement, the Company agreed to pay 20% of its qualifying Revenue generated in each calendar year, if any, with such payments to be applied to reduce the Total Balance until it is repaid in full. Interest will not accrue on the Total Balance throughout the prospective repayment period. Revenue is defined in the Letter Agreement as:

“…the gross revenue generated by Client and its Affiliates, less the following items (if not previously deducted from the amount invoiced): (a) reasonable and customary trade, quantity, and cash discounts actually granted and legally permitted wholesaler chargebacks actually paid or credited by Client and its Affiliates to wholesalers of products; (b) reasonable, customary, and legally permitted rebates and retroactive price reductions actually granted; (c) freight charges for the delivery of products; (d) the portion of the administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers and/or government-mandated Medicare or Medicaid Prescription Drug Plans relating specifically to the product; and (e) sales, use or excise taxes imposed and actually paid in connection with the sale of products (but excluding any value added taxes or taxes based on income or gross receipts).”

As part of the wind down process under the Letter Agreement, at the discretion of the Company, Samsung will arrange for the shipment of specified drug product, substance and reference standards previously manufactured and/or utilized by Samsung to a storage facility selected by the Company. Any vials and/or batches of drug substance and drug product the Company elects not to ship and store at an alternate vendor will be destroyed.

Under the original Agreement between the parties, Samsung performed non-exclusive services relating to technology transfer, process validation, manufacturing, pre-approval inspection, vial filling, and supply and storage services for leronlimab bulk drug substance and drug product. Samsung was one of several companies the Company engaged for such services. The Company believes it currently has enough drug product and substance to complete its contemplated clinical activity and will be transitioning the aforementioned services to one, or several, of its current service providers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CYTODYN INC.

Date: April 8, 2024	By	/s/ Mitchell Cohen
Mitchell Cohen
Interim Chief Financial Officer